Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

January 26, 2009	For Immediate Release

NEWS RELEASE

AND ROSARIO VEINS AND REOPENS SEVERAL MINES AT TOPIA

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that new underground exploration development at the Company’s 100% owned Topia Mine in Durango, Mexico has identified high grade silver, gold, lead, and zinc mineralization in the Gregorio and Rosario Veins. Meanwhile, costs have been cut throughout the operation and eight of the recently closed mines have been reopened with a profitable plan for 2009, which restores Topia to previous production levels.

New underground development by the Company in 2008 along approximately 80 metres of strike length of the Gregorio Vein (1675 metre level) in the Durangueno area (see plan and longitudinal maps on the Great Panther website) has averaged grades of 1,299g/t silver, 0.41g/t gold, 5.54% lead, and 11.73% zinc with a 0.30 metre width. Shallow workings by Peñoles (Mina 8), completed pre-1990, along the Gregorio Vein to the WSW have been re-sampled by the Company, yielding average grades of 539g/t silver, 0.07g/t gold, 3.8% lead, and 0.56% zinc along a strike length of 50 metres and width of 0.49 metres. There is a 300 metre strike length of high grade mineralization which includes Mina 8 and the Company’s development on the Gregorio Vein. A series of old workings by Peñoles follow the Gregorio Vein another 450 metres WSW. Further to the WSW the Gregorio Vein has been traced for about one kilometre.

New underground development along a 55 metre strike length of the Rosario Vein (1675 metre level) in the Durangueno area (see plan and longitudinal maps) has averaged grades of 1,259g/t silver, 0.30g/t gold, 7.05% lead, and 5.82% zinc over a 0.39 metre width. Shallow workings by Peñoles (1710 level), completed pre-1990 to the northeast on the Rosario Vein, have been re-sampled by the Company, indicating several zones of high grade mineralization. Results include 25 metres strike length with grades of 717g/t silver, 3.0% lead, and 5.24% zinc, and 25 metres strike length with grades of 861g/t silver, 3.22% lead, and 3.5% zinc. There is a 300 metre strike length of high grade mineralization which includes the Peñoles old 1710 level and the Company’s new development on the Rosario Vein.

During 2004 and 2005 the Company drilled 7 surface holes targeting the Rosario Vein below the present development. Comparisons between drill core and underground sampling indicate far better grades in the latter than indicated by drilling.

New exploration development on the extensions of the Gregorio and Rosario Veins is now providing excellent grade mill feed for the Topia Mine. Production stopes will be prepared in this area early in 2009 and will contribute to the ongoing expansion of silver production at Topia. The Company has negotiated lower cost contracts for the mining of these and other veins and many of the local mine workers have been returned to work in January. In all, twelve of the former fourteen mines are now being exploited.

Like many silver mines with significant lead and zinc base metal credits, the value of the by-products has dropped and the cost of producing silver has risen throughout 2008. A revised plan has been

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

implemented for 2009 which limits exploration development to the high grade veins, such as Rosario, Gregorio, Cantarranas East (Hormiguera and San Miguel), and Recompensa, where the value of the ore being explored outweighs the cost of development. The focus is on stope preparation and stoping in these and the other more established veins such as the Argentina, Animas and Don Benito. Mining costs have been reduced, and although the tonnes of ore will be slightly lower than in 2008, the grades of ore milled will continue to improve and the metal production in 2009 is expected to be similar to 2008. Operating costs have been reduced to around $10.00 per ounce, net of all costs and by-product revenues. The Topia mines are expected to produce more than 400,000 ounces of silver (650,000 silver equivalent ounces) in 2009.

Analysis of underground samples was performed by the Company’s laboratory facilities at the Topia Mine and results compared to historical Peñoles assays from the same areas. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample shipments and routine third party checks at outside labs. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P. Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.